Exhibit 99.1

MindMed and BioXcel Therapeutics Publish an International Patent Application Describing a System for Identifying Agitation Episodes

NEW YORK, September 2, 2021 -- MindMed (NASDAQ: MNMD) (NEO: MMED) (DE: MMQ) (the “Company”), a leading biotech company developing psychedelic-inspired therapies, and BioXcel Therapeutics, Inc. (“BioXcel”), a leading clinical-stage biopharmaceutical company, announce the publication of BioXcel’s International Patent Application No. PCT/US2020/051256 (published as WO2021055595) for detecting and preventing the early onset of agitation in patients predisposed to highly agitated behaviour. The disclosure provides a method for measuring the signs of an impending agitation event and alerts the caregiver to treat the subject before agitation symptoms arise.

Agitation is not an independent illness, rather it is a symptom of many acute and chronic neurological and psychiatric conditions. Agitation is characterized by excessive motor or verbal activity, irritability, uncooperativeness and, in some cases, can escalate to aggressive or even violent behavior. Agitation is a frequent driver of emergency care and can lead to physical injury to patients and caregivers. When severe or repetitive, agitation can lead to the need for facility-based care of individuals who could otherwise be cared for at home. Tracking agitation and patterns of behavior could allow earlier efforts to de-escalate, earlier dosing of medication, and reduce the need for more intensive intervention. The MindMed-BioXcel collaboration and this patent application seek to measure signs of an impending agitation event, alert caregivers, and identify optimal treatments.

Martin Majernik, MindMed’s Director of Digital Product Lifecycle, added, "This collaboration hits close to my heart because the first subject who helped us develop prototypes was my now deceased grandfather, while he was in his later stages of dementia. Watching him become increasingly confused and ultimately become aggressive was heartbreaking for our family, yet through this project, that heartbreak was sublimated into motivation for me. Fortunately, through this project, our exceptional team of clinicians and engineers is dedicated to building products that can have a tangible impact.”

Dr. Daniel R. Karlin, MindMed’s Chief Medical Officer added, “This project serves as an example of the kind of impact that can be achieved at the cross-section of digital medicine, applied machine learning, and traditional development of pharmaceutical compounds. The early detection of any clinically important symptom can bring significant value to patients across a range of conditions."

The published patent application describes a method to collect digital measures that reliably predict emergence of agitation. The system continuously monitors physiological and behavioural correlations of sympathetic nervous system activity in patients, using an automated sensor placed or mounted on the subject’s skin surface. The described method also alerts a caregiver to an impending agitation episode in a subject. The patent application also outlines a treatment component whereby the patient with emerging agitation is provided an anti-agitation agent and guided behavioural management to prevent the worsening of an agitated episode.

About MindMed

MindMed is a clinical-stage biotech company that discovers, develops and deploys psychedelic inspired medicines and therapies to address addiction and mental illness. The company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed’s approach to developing the next generation of psychedelic inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

About BioXcel

BioXcel Therapeutics, Inc. is a clinical-stage biopharmaceutical company utilizing artificial intelligence approaches to develop transformative medicines in neuroscience and immuno-oncology. BioXcel’s drug re-innovation approach leverages existing approved drugs and/or clinically validated product candidates together with big data and proprietary machine learning algorithms to identify new therapeutic indices. BioXcel’s two most advanced clinical development programs are BXCL501, an investigational, proprietary, orally dissolving thin film formulation of dexmedetomidine for the treatment of agitation and opioid withdrawal symptoms, and BXCL701, an investigational, orally administered, systemic innate immunity activator in development for the treatment of aggressive forms of prostate cancer and advanced solid tumors that are refractory or treatment naïve to checkpoint inhibitors.

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe”, “potential” or “continue”, or the negative thereof or similar variations. Forward-looking information in this news release include, but is not limited to, statements regarding the success of an application stemming from the international patent application, accuracy of the published patent application’s results, the effectiveness of the patent application’s findings on agitation, the ability to accurately monitor clinical subjects, episodes of agitation and behaviour, ability to accurately predict physiological and behavioural correlation, the successful implementation of results to various subjects and the ability to utilize the a patent stemming from the international patent application. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com